Exhibit 99.2

Special Meeting of Shareholders of

Neovasc Inc. (the “Company”)

March 6, 2023

REPORT OF VOTING RESULTS

Pursuant to Section 11.3 of National Instrument 51-102

This report sets out the matter voted upon and the results of the votes conducted at the special meeting (the “Meeting”) of holders of common shares (the “Shares”) of the Company held on March 6, 2023.

The total number of Shares voting in person or represented by proxy at the Meeting was 1,049,083 Shares, representing approximately 38.02% of the Company’s issued and outstanding Shares, as of the record date of February 3, 2023.

Approval of Arrangement Resolution

At the Meeting, the holders of the Shares (the “Shareholders”) approved a special resolution, the full text of which is set forth in Appendix B to the management information circular of the Company dated February 3, 2023 (the “Circular”), to approve a plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act involving the Company and Shockwave Medical, Inc. (the “Purchaser“). Pursuant to the Arrangement, the Purchaser will, among other things, acquire all of the outstanding Shares for a cash consideration of US$27.25 per Share for an initial aggregate consideration of approximately US$100 million, plus potential deferred payments of up to approximately US$47 million on the achievement of future regulatory milestones in the form of a contingent value right (“CVR”) per Share to receive payment upon final FDA premarket approval to market the Neovasc ReducerTM in the United States for treatment of angina (the “Milestone”). Each CVR has the potential to pay, as applicable and without any aggregation, an amount equal to: (i) US$12.00 if the Milestone is achieved on or prior to June 30, 2026, (ii) US$8.00 if the Milestone is achieved during the period beginning on July 1, 2026 and ending on December 31, 2026 or (iii) US$4.00 if the Milestone is achieved during the period beginning on January 1, 2027 and ending on December 31, 2027.

Full details of the special resolution and the Arrangement are set out in the Circular, available under the Company’s SEDAR profile at www.sedar.com.

The following is a summary of the votes cast by ballot by Shareholders:

	Total Votes	Voted (%)
Votes For	1,021,439	97.36
Votes Against	27,644	2.64

The following is a summary of the votes cast by ballot by Shareholders, other than those Shareholders required to be excluded pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions:

	Total Votes	Voted (%)
Votes For	964,291	97.21
Votes Against	27,644	2.79

DATED this 6th day of March, 2023.

NEOVASC INC.

Per:

(signed) “Chris Clark”
Chris Clark
Chief Financial Officer

Neovasc Inc. – Signature Page to Report of Voting Results